16006040

SEC
Mail Processing
Section
MAR 11 2016
Washington DC
409

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-48898

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WestPark Capital, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1900 Avenue of the Stars, Ste 310
(No. and Street)

Los Angeles, CA. 90067
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Rappaport 310-203-2902
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BF Borges CPA PC
(Name – *if individual, state last, first, middle name*)

5400 West Cedar Ave, Lakewood CO 80226
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PUB

OATH OR AFFIRMATION

I, Richard Rappaport, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WestPark Capital, Inc., as of Dec 12, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

R. Rappaport
Signature

CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document, to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

STATE OF CALIFORNIA }

COUNTY OF Los Angeles }

Subscribed and sworn to (or affirmed) before me on this 8th (*Date*) day of March (*Month*), 2016 (*Year*)

by Richard Rappaport

Name of Signers

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature: [signature]

Signature of Notary Public

MARK POLINER
Commission # 1986064
Notary Public - California
Los Angeles County
My Comm. Expires Sep 5, 2016

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OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent attachment of this form to an unintended document.

Description of Attached Document
Title or Type of Document: Annual Audited Report

Document Date: 3-8-2016

Number of Pages: 1

Signer(s) Other Than Named Above: N/A

WestPark Capital, Inc.

Statement of Financial Condition
For the Year Ended December 31, 2015

The report is filed in accordance with Rule 17a-5(e) (3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT.**

DUR

Westpark Capital, Inc.

Index to Financial Statements

BFBorgers CPA PC
Certified Public Accountants
www.bfbcpa.us

Report of Independent Registered Public Accounting Firm

To the shareholder of WestPark Capital, Inc.

We have audited the accompanying statement of financial condition of WestPark Capital, Inc. (the "Company") as of December 31, 2015, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WestPark Capital, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

B F Borgers CPA PC

Lakewood, Colorado
March 8, 2016

WestPark Capital, Inc.

Statement of Financial Condition

ASSETS	December 31, 2015
Cash and Cash equivalents	$ 375,567
Deposit with clearing broker	70,106
Due from parent (Note 3)	184,494
Accounts receivable:	
Clearing broker	215,536
Employees, net of allowance of $456,977	180,478
Other	48,719
Available for Sale Securities at Market value (Note 5)	201,647
Furniture and equipment, at cost, net of accumulated depreciation of $414,507	65,632
Other assets	118,977
	$ 1,461,156

LIABILITIES AND SHAREHOLDER'S EQUITY	
LIABILITIES:	
Accounts payable and accrued expenses	$ 551,464
Commissions payable	115,145
Total liabilities	666,609
COMMITMENTS AND CONTINGENCIES (Notes 3 and 6)	
SHAREHOLDER'S EQUITY (Note 2):	
Preferred stock, no par value; 20,000 shares authorized; none issued	-
Common stock, no par value; 1,000,000 shares authorized; 8,800 shares issued and outstanding	-
Additional Paid in Capital	7,645,318
Retained Deficit	(6,850,771)
Total shareholder's equity	794,547
	$ 1,461,156

See accompanying notes to these financial statements

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

WestPark Capital, Inc. (the "Company") is a Colorado corporation formed on October 17, 1995. The Company currently operates as a registered securities broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Agency, Inc. The Company is a wholly owned subsidiary of WestPark Capital Financial Services, LLC ("Parent").

The Company, under Rule 15c3-3(k)(2)(ii) is exempt from the reserve and possession or requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereto, including the preparation and distribution of customer's confirmations and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member.

Securities Valuation and Revenue Recognition

Securities owned by the Company (substantially common stock) are recorded at fair value and related changes in fair value are reflected in income. The Company records securities transactions and related revenue and expenses on a trade date basis.

The Company values its securities in accordance with Accounting Standards Codification 820 - Fair Value Measurements ("ASC 820"). Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

> Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and blockage discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Securities Valuation and Revenue Recognition *(continued)*

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors, including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined by the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

The Company values investments in securities that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

Many cash and over-the-counter (OTC) contracts have bid-and-ask prices that can be observed in the marketplace. Bid prices reflect the highest price that the marketplace participants are willing to pay for an asset. Ask prices represent the lowest price that the marketplace participants are willing to accept for an asset. For securities whose inputs are based on bid-ask prices, the Company's valuation policies require that fair value be within the bid-ask range. The Company's policy for securities traded in the OTC markets and listed securities for which no sale was reported on that date are valued at their last reported "bid" price for securities held long and the "asked" price if held short. These securities are included in Level 1 of the fair value hierarchy for active markets and Level 2 of the fair value hierarchy for thinly traded markets.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Securities Valuation and Revenue Recognition *(concluded)*

Restricted securities of publicly traded companies are valued at the fair value of the public company's publicly traded securities less a discount. The Company discounts the unrestricted fair values based upon various factors such as the length of the restriction period and the underlying stability of the public company. These securities are included in Level 2 of the fair value hierarchy.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of Cash and Cash Equivalents, the Company considers money market funds with a weighted average maturity of three months or less to be cash equivalents.

Income Taxes

The Company accounts for income taxes in accordance with ASC Topic 740-10, "Accounting for Income Taxes". Under the asset and liability method of FASB ASC Topic 740-10, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2012. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. No interest expense or penalties have been recognized as of and for the year ended December 31, 2015.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Act, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2015, the Company had net capital and net capital requirements of $156,830 and $100,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 4.25 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - COMMITMENTS AND RELATED PARTY TRANSACTIONS

The Company leases its facilities and certain equipment under operating leases expiring through July 2018. One of the Company's office lease is in the name of the Parent but is paid by the Company and is included in the following schedule. Future minimum lease payments under the non-cancelable leases with initial terms greater than one year as of December 31, 2015 are as follows:

2016	$558,344
2017	$448,634
2018	$141,272

Total rental expense for the year ended December 31, 2015 was $577,273 for the above leases.

For the year ended December 31, 2015, the Company advanced $56,459 to its Parent. The amount due is non-interest bearing and due on demand.

NOTE 4 - INCOME TAXES

The Company's income tax fiscal year end is June 30, 2015, at which time it had a net operating loss carryforward of approximately $4,200,000 expiring through 2033. Net loss for financial reporting purposes differs from taxable income primarily due to temporary differences relating to depreciation and unrealized losses. For the six months ended December 31, 2015, the Company has a taxable loss of approximately $20,000 to offset future income. The Company has recorded an income tax benefit of $1,835,000 for these items, but realization of this benefit is uncertain and at present time and accordingly a valuation allowance has been established for the entire amount.

NOTE 4 - INCOME TAXES (concluded)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company's deferred tax liabilities and assets as of December 31, 2015, are as follows:

Deferred tax liabilities	$ -
Deferred tax asset:	
Net operating loss	$ 1,835,000
Valuation allowance	(1,835,000)
	$ -

The valuation allowance increased by $8,000 for the year ended December 31, 2015.

NOTE 5 - FAIR VALUE MEASUREMENTS

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy in accordance with ASC 820. See Note 1 for a discussion of the Company's policies.

The following table presents information about the Company's assets measured at fair value as of December 31, 2015:

	Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2014
Assets:				
Cash	$ 375,567	-	-	375,567
Securities owned, at fair value	$ -	$ 201,647	$ -	$ 201,647

The Company did not measure at fair value on a recurring basis any of its assets and liabilities using significant unobservable inputs (level 3) during the year ended December 31, 2015.

The Company valued Marketable Securities at Level 2 because the market for these securities is relatively inactive and volume of trades is low. The Company primarily owns securities in smaller public companies that are thinly traded. Therefore, determining fair values requires substantial judgment.

Securities traded in an active market are marked-to-market using the quoted market price of the stock and are classified as Level 2 inputs because they are thinly traded. Securities that do not have an active market are measured using unobservable inputs, and are classified as Level 3 inputs.

Unrealized holding gains and losses on available-for-sale securities are excluded from earnings and are reported as a separate component of other comprehensive income (loss) until realized. Realized gains and losses from the sale if available-for-sale securities are determined on a specific identification basis.

NOTE 6 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISK AND CONTINGENCIES

In the normal course of business, the Company's activities through its clearing broker involve the execution, settlement, and financing of various clients' securities transactions. These activities may expose the Company to off-balance sheet risk. In the event a client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the obligation.

The Company owns securities that are valued at the December 31, 2015quoted market price. The Company may incur a loss if the market value decreases subsequent to December 31, 2015. The Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the amounts due from this clearing broker could be subject to forfeiture.

The carrying amounts of cash and cash equivalents, deposits with clearing brokers, receivables, other assets, commissions payable, accounts payable and accrued expenses and due to parent are carried at amounts that approximate fair value due to the short-term nature of those instruments. Securities owned are valued as described in Note 1.

The Company is involved in various disputes arising in the normal course of business, some of which are large and indeterminable in amount. Management, after review and discussion with counsel, believes the Company has meritorious defenses and intends to vigorously defend itself in these matters, but it is not feasible to predict the final outcomes at the present time.

In addition, the Company does not have cash in financial institutions in excess of the FDIC insurance coverage of $250,000.

NOTE 7 – OTHER ASSETS

Other assets consist of Security Deposits of $109,038 and Prepaid Expenses of $9,939.

NOTE 8 - SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued and found the following subsequent events below:

During 2016 the Law firm of Cozen O'Connor filed a lawsuit against WestPark Capital and at least five other individuals and entities related to WestPark Capital claiming they were owed unpaid legal fees. Cozen is suing WestPark Capital specifically for a total of $82,699 and the related parties for additional amounts. WestPark was not a party to any fee agreement with Cozen and WestPark Capital believes it has substantial and meritorious defenses to any claim that it is responsible for any legal fees allegedly owed to Cozen. According to WestPark Capital's in-house attorney there is no factual basis for any legal theory here that would support a finding that WestPark Capital is responsible for any legal fees allegedly owed to Cozen and WestPark plans to ask the court to dismiss the case against it. WestPark believes it is more likely than not that it can successfully defend against this claim and that no additional liability will be incurred as a result.

Also in 2016 Westpark Capital signed a formal intent to expand the office space leased in the New York office. Westpark Capital has currently signed the agreement but the Landlord has not yet signed or approved the agreement. Since this has not been executed and formally approved no increase in rent commitments has been made as a result of this since it is currently not binding.